CLECO CORPORATION	EXHIBIT 12(a)

Computation of Ratios of Earnings to Fixed Charges
	FOR THE THREE MONTHS ENDED		FOR THE SIX MONTHS ENDED		FOR THE TWELVE MONTHS ENDED
(THOUSANDS, EXCEPT RATIOS)	JUNE 30, 2013
Earnings from continuing operations	$42,032		$69,166		$156,096
Undistributed equity loss from investees	—		—		1
Income taxes	19,422		32,503		63,899
Earnings from continuing operations before income taxes	$61,454		$101,669		$219,996
Fixed charges:
Interest	$20,120		$41,174		$84,005
Amortization of debt expense, premium, net	897		1,674		3,229
Portion of rentals representative of an interest factor	127		246		490
Interest of capitalized lease	160		327		1,114
Total fixed charges	$21,304		$43,421		$88,838
Earnings from continuing operations before income taxes	$61,454		$101,669		$219,996
Plus: total fixed charges from above	21,304		43,421		88,838
Plus: amortization of capitalized interest	128		256		511
Earnings from continuing operations before income taxes and fixed charges	$82,886		$145,346		$309,345
Ratio of earnings to fixed charges	3.89	X	3.35	X	3.48	X